

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 2, 2015

Via E-mail
John D. Hart
Chief Financial Officer
Continental Resources, Inc.
20 North Broadway
Oklahoma City, Oklahoma 73102

>   **Re: Continental Resources, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2014**
>   **Response Dated August 18, 2015**
>   **File No. 1-32886**

Dear Mr. Hart:

We have reviewed your August 18, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Financial Statements, page 66

Notes to Consolidated Financial Statements, page 72

Note 6. Fair Value Measurements, page 81

1.   Your response to comment 1 indicates that no probable or possible reserves were considered in your impairment assessment at December 31, 2014. Supplementally, explain your basis for this to us. As part of your response, describe, in reasonable detail, the specific properties to which the 2014 impairment charges relate and explain the extent

to which probable or possible reserves were attributable to them. Additionally, explain how you considered whether market participants would have considered probable or possible reserves in valuing the properties.

To the extent that impairments of proved properties recorded during 2015 did not consider probable or possible reserves, provide similar information regarding the properties to which the impairments relate.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources